

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

Mr. Han Daqing
Chairman and Chief Executive Officer
Telestone Technologies Corporation.
Floor 10, Ruida Plaza
No. 74 Lugu Road, Shi Jingshan District
Beijing, China 100040

> **Re:**   **Telestone Technologies Corporation**
> **Form 10-K**
> **Filed March 30, 2012**
> **Response dated December 14, 2012**
> **File No. 001-32503**

Dear Mr. Daqing:

We have reviewed your response letter and have the following comments. As noted in our letter dated September 24, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 10

1. We note your response to comments eight and nine of our comment letter dated November 21, 2012. Please expand your risk factor disclosure and address the tax compliance issues created by your practice of reporting your revenues for tax purposes when invoiced after collection of trade receivables rather than when the liability arises whenever you "recognize (y)our revenue" as required under Chinese law and regulation. Disclose the possible consequences to the company and principals should the PRC tax authorities disagree with your current tax practice, quantifying monetary penalties to the extent possible.

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources, page 33

2. Your response to comment two of our letter dated November 21, 2012 does not appear to address our concerns about how your economic dependence on the Big-3 carriers adds uncertainty to the collection of your trade-receivables. Please provide us with your proposed revised disclosure in this regard.

Financial Statements

Note 2. Revenue recognition, page F-8

3. We have considered your response to our letters dated September 24, and November 21, 2012. Based upon the history of your business arrangements with your Big-3 carrier customers, your signed formal contracts do not appear to be substantive because they do not document the *actual* terms for your equipment sales and service revenue arrangements. Therefore it appears that you do not have the necessary evidence of an exchange arrangement as required by SAB Topic 13A1; evidence which must exist in order to determine if your accounting treatment faithfully represents the transaction. Further it appears from the history of your business arrangements with your Big-3 carrier customers that the recoverability of your revenue is not certain. Consequently it appears, given your facts and circumstances, that your revenues should be recognized in accordance with the Cost Recovery Method.

4. Tell us whether your formal post collection date invoices reflect the full and complete payment of the original formal contractual sales price. Describe for us the extent to which your Big-3 carrier customers benefit in actual practice from discounts, credits, accommodations and adjustments made to the original sales revenues specified in the original sales contracts.

Allowance for doubtful accounts, page F-10

5. Please clarify the tabular information you have provided in response to comment 5 of our letter dated November 21, 2012. We note that the aging schedule of your accounts receivables present on page 5 of your letter dated December 14, 2012 reflect current year receivables that are materially in excess of total revenues less collected amounts for the years ended December 31, 2010 and 2011.

6. While your operating cycles appear to be short, the history of your business arrangements with your Big-3 carrier customers described in your various responses to our comment letters dated September 24, and November 21, 2012 indicates that your Big-3 carrier customers customarily pay for goods and services you provide to them on an extended

non-current basis. It appears to us therefore that trade receivables subject to such payment terms in practice should be classified as non-current assets and excluded from working capital.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

Cc: Jiannan Zhang Ph.D, Esq.